(A development stage company)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006

MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the third quarter ended May 31, 2006 and with the audited financial statements for the years ended August 31, 2005 and 2004 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as at July 24, 2006, except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada and is dominantly, but not exclusively, focused on the Cortez Trend.  The Company’s preferred approach is to joint venture its properties to other companies for their further more advanced exploration and development.

Presently the Company has 15 gold exploration projects in various stages of exploration. All of the projects are in Nevada.  These projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), JDW, Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wing property located in northern Elko County.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

The Red Hill, Redlich, Red Canyon, Fuse (East and West), BPV, CONO, Coal Canyon and Horse Mountain projects are joint-ventured to other companies.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has expanded its Carlin-style gold exploration focus to the northern extensions of the Battle Mountain Trend through its acquisition of the Horse Mountain, Iron Point, and PPM projects.  The Company has a secondary effort focused on epithermal vein targets, and will not limit its sediment-hosted generative program to the Battle Mountain-Eureka Trend.

The Company has built a track record of successful project definition, acquisition, and joint venture while at the same time, conserving the treasury.

Joint Venture Update

Miranda expects to see the Redlich, Red Canyon, BPV and CONO, Horse Mountain, Coal Canyon and Red Hill properties drilled between now and the end of 2006.

Redlich, Esmeralda Country, Nevada

Newcrest Resources Inc. began its third campaign of drilling on Miranda’s Redlich project on June 15, 2006.

Newcrest’s drill program will have an initial phase of 15 reverse circulation drill holes totaling approximately 10,000 feet focused on better defining and extending known mineralization. A second phase of drilling planned for later in 2006 will focus on outlying targets but timing will depend on other Newcrest project scheduling.

The Redlich project is located along the Walker Lane structural corridor. The Redlich prospect is an upper-level, low-sulfidation epithermal system with a geologic setting similar to other Walker Lane precious metal systems.  Banded quartz, noted in surface exposures of Tertiary gravels, is found over an area of approximately 100 acres but the source of this mineralization is unknown. The Redlich project presents the potential to discover both high-grade banded quartz veins and bulk tonnage stockwork mineralization.

Newcrest completed a first-phase drill program in the end of October 2004 that included 19 holes (R29 through R47) for a total of 11,094 feet of reverse circulation drilling. The highlights of this drilling included high-grade intercepts of 5 feet of 1.35 ounces gold per ton in R43, and 15 feet of 0.330 ounce gold per ton in R45.  Hole R43 is especially significant in that it intersected a vein approximately 3,000 feet from previously known occurrences.  In addition to these high-grade intercepts, one hole drilled a low-grade intercept of 190 feet of 0.020 ounce gold per ton.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

During the summer of 2005, Newcrest completed an additional 26 reverse circulation drill holes (R48 through R74) for a total of 16,145 feet.  This phase of drilling continued testing high-grade gold mineralization and vein continuity in the Redlich fault zone as well as offsetting mineralization in Newcrest drill hole R43. Of particular interest in this round of drilling is an intercept of 1.945 ounce gold per ton over 5 feet.  Notably this intercept includes thinly banded texture within a quartz vein and is significantly deeper than previous high-grade intercepts reported by Newcrest in 2004.

Drill results have not established continuity of the high-grade gold mineralization within the Redlich fault zone but the 2005 results suggest the existence of multiple northwest fault strands of gold mineralization within silica replacements and discontinuous veins over 100 feet to 200 feet of strike length.

Newcrest can earn a 65% interest in the Redlich Property by paying Miranda USD$165,000 in stages and completing a work commitment of USD$575,000, expendable in stages to January 23, 2008, with a minimum work commitment of USD$200,000 per year thereafter until USD$1.8 million has been expended by 2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  Newcrest can earn an additional 10% interest by completing a positive feasibility study, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

Red Canyon, Eureka Country, Nevada

On July 13, 2006 the Company signed a binding Letter of Intent with Romarco Minerals Inc. (“Romarco”) whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.

Under the terms of the Letter of Intent, Romarco can earn a 60% interest by spending USD$3,000,000 over five years. A work expenditure of USD$400,000 is obligated in the first year and escalates in following years. Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a Bankable Feasibility Study.

Miranda is pleased to welcome Romarco as a partner and believes both companies will benefit from the aggressive approach to exploration that is outlined in the agreement.  Romarco’s exploration is led by their Vice President, Dr. Tommy Thompson, who brings considerable knowledge and expertise regarding Carlin-type deposits to the Red Canyon project.  Miranda’s exploration team have spent the last several months reviewing and modeling targets at Red Canyon from data generated by past joint venture partner, Newmont.  The combined exploration expertise of the two companies will provide a sound basis for future work at Red Canyon.

The Red Canyon project area covers 7.7 square miles (19.8 square kilometers) consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold’s Tonkin Springs property on the south and covers an erosional “window” that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. The Cortez Hills project has a reported gold resource of 8.5 million ounces. Pending approval of drill sites and drill availability, Romarco intends to conduct an initial drill campaign in 2006.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

Effective April 10, 2006 the Company regained 100-per-cent control of the Red Canyon project on termination of the exploration and option to joint venture agreement between the Company and Newmont Mining Corp. In 2005, Newmont completed geologic mapping, reinterpretation of geophysical data, 3-D modelling and a gas geochemical survey, followed by 13,115 feet of reverse-circulation drilling in 11 holes. Miranda was encouraged by the extent and nature of the alteration found in drill holes from the Gexa and Red targets on the east side of the property. However, gold assays were disappointing, prompting Newmont to ultimately make the decision to terminate the venture agreement.

Miranda wishes to thank Newmont for its excellent work on the property and for its responsiveness as a joint venture partner. The Company looks toward the future and establishing new relationships with Newmont.

Miranda controls the Red Canyon property through a lease with the Red Canyon Corporation. The most recent lease payment, due November 18, 2005, was made by Newmont.   The next lease payment, due November 18, 2006 will be made by Romarco.

BPV and CONO, Eureka County, Nevada

On April 11, 2006 Miranda reported geophysical survey results from Agnico-Eagle (USA) Limited (“Agnico”) on the CONO and BPV projects. Agnico completed 14 line kilometers of MT on two lines.  The survey was designed to identify basement depths, prominent faults and guide drill targeting in pediment areas.  The original survey also called for collection of IP data; however this survey was abandoned due to coupling problems in conductive ground.  The MT results were integrated with gravity and drilling data to guide initial geologic interpretations.

MT data indicate the pediment gravels are 400 to 1,600 feet thick and they thin eastward onto the CONO project.  At CONO, the thinner gravel cover corresponds with a northwest-striking gravity high. Two previous drill holes near the gravity high indicate this response is mapping prospective lower-plate carbonate rocks.  Agnico plans to drill test this area in 2006.  At BPV, MT data illustrate a zone of high resistivity in high angle contact with a lower resistivity zone.  This relationship may reflect a horst of prospective lower-plate carbonate in fault contact with upper-plate rocks.  Agnico plans to drill test this target later this year.  Agnico has informed Miranda that it intends to complete approximately 8,000 feet of drilling in 2006.

CONO and BPV are three miles south of the Cortez Joint Venture's  ET Blue project and approximately one-half mile north of US Gold's Tonkin Springs property.  The projects occur within a west-northwest structural projection of fault-controlled gold mineralization.  Previous drilling on the CONO claims intersected lower-plate carbonate rocks below pediment gravels. Structural trends important to the ET Blue and Grouse Creek gold mineralization may project onto the Miranda properties.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

Horse Mountain Property, Lander County, Nevada

Barrick Gold Exploration Inc. has informed Miranda that they intend to conduct a second round of drilling at the Horse Mountain property.  Drill hole HM-1 intersected 98 ft of 0.023 oz/ton Au.  This mineralization was hosted in lower-plate limestone and began at the Roberts Mountain Thrust.  Barrick’s 2006 drill campaign will attempt to locate “feeder fault zones” that may have acted as conduits for the emplacement of the mineralization drilled by hole HM-1.

Barrick has also provided Miranda with assays from a second hole that was drilled on the Horse Mountain property.  Barrick drilled a reverse circulation hole in late November, 2005 to a depth of 1,485 feet (452m) at which time the drilling was terminated due to weather-related issues.  Barrick has capped this hole with the possible intention to deepen it with core in 2006.  No significant gold was detected in this hole.

Coal Canyon Property, Eureka County, Nevada

Golden Aria Corp is expected to drill test geophysical and geologic targets on the Coal Canyon property that were generated in the 2005 field season.  Miranda is acting as operator in consultation with and funding by Golden Aria on behalf of this joint venture.

Fuse East, Fuse West, Eureka Country, Nevada

No plans for 2006 have been submitted by the Cortez Joint Venture (Placer Cortez Inc. and Kennecott Explorations, managed by Placer Dome U.S., Inc.) at Fuse East.  However, this joint venture, signed in October 2005 and amended April 25, 2006, has a minimum duration of two years and a minimum expenditure level within the two years.

Similarly, no plans for 2006 have been submitted by the Buckhorn Venture partner (Placer Dome U.S. Inc. and Teck Cominco America Incorporated) at Fuse West.  This joint venture, signed in November 2005, also has a minimum duration of two years and a minimum expenditure level within the two years.

Red Hill Property, Eureka Country, Nevada

No plans for 2006 have been submitted by Placer Dome US Inc., for work at Red Hill.  This joint venture, signed in October 27, 2004, amended November 17, 2005 and most recently on April 25, 2006.  Placer was obligated and did expend USD$100,000 prior to October 27, 2005 and to maintain the option must pay the Company USD$25,000 and expend an additional USD$87,500 prior to October 27, 2006.  Placer plans a drill program to meet this expenditure obligation.

Iron Point Claims Staking Report

In March 2006 Miranda staked 34 claims to cover additional disseminated gold target opportunities in the Iron Point District, Humboldt County, Nevada.  Miranda previously controlled 220 claims in the district and now has a total of 254 claims covering 8.2 square miles.

Previous drilling in the Iron Point district by Santa Fe, Newcrest Resources and Euro Nevada intersected zones of 0.014 oz Au/t over 155 feet to 0.072 oz Au/t over 5 feet.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

These drill intercepts are associated with elevated arsenic/antimony/mercury, and large alteration cells. Collectively these features are indicative of a large sediment-hosted system.

The Iron Point district geology includes rocks of the Comus and Preble Formations, which are significant host rocks at the Pinson, Getchell and Twin Creeks mines of the Getchell Trend.  Notable alteration at Iron Point includes broad zones of jasperoid in limestone units and clayey, pyritic dikes and sills. Miranda proposes that the Iron Point alteration and gold anomalies occur within a broad zone of intrusive axes and interrelated fault and fold patterns extending west-northwest from the Lone Tree Mine, and that other significant gold deposits should occur along this trend, especially where Getchell Trend structures are intersected.

Miranda has acquired an extensive historic dataset for the Iron Point district and is in the process of designing a first pass drill program while looking for a joint venture partner to fund exploration drilling.

Personnel changes

Senior Geologist Appointed

On April 11, 2006 Miranda announced the appointment of Steven Koehler as the Company’s Senior Project Geologist.

Mr. Koehler comes to Miranda with over 16 years of mineral exploration experience on the Battle Mountain-Eureka and Carlin gold trends of Nevada.  As a senior geologist with the Cortez Joint Venture, he was a member of the exploration team that discovered the +8.0 million ounce Cortez Hills gold deposit.   Under his guidance, project level exploration and drilling identified underground caliber gold mineralization adjacent to Cortez Hills.  Additionally, Mr. Koehler took a lead role in developing and illustrating lower-plate carbonate stratigraphy in the Cortez District.  Stratigraphic refinements identified numerous near-mine/generative exploration opportunities and guided geologic reinterpretation of the Pipeline Mine.  While with Newmont Mining Corporation on the Carlin Trend, Mr. Koehler is credited with team participation in discovering the +5.0 million ounce West Leeville deposit, and discoveries at Four Corners and Crow.

As Senior Project Geologist for Miranda Mr. Koehler will be responsible for managing exploration activities with the project geologists of the company’s joint venture partners operating on Miranda’s projects.

Investor Relations Coordinator

Fiona Grant has been hired to handle our investor and shareholder relations functions.  Ms. Grant has been serving in this role on a part-time basis for the past several months while completing her marketing degree and she is ready and eager to work for Miranda on a full-time basis.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

Corporate Secretary

On June 1, 2006 Aileen Lloyd resigned from the Board of Directors and as Corporate Secretary of the Company. The Board then appointed Doris Meyer, Chief Financial Officer of the Company, as CFO and Corporate Secretary.

Results of Operations

The Company incurred a net loss of $1,345,001 for the nine month period and $846,191 for the three month period ending May 31, 2006 compared to a net loss of $1,642,654 for the nine month period and $288,814 for the three month period ending May 31, 2005.

Expenses for the nine month period ending May 31, 2006 were $1,648,296 compared to $1,703,775 for the nine month period ending May 31, 2005.  When comparing the expenses on cash basis and eliminating non-cash charges for amortization and stock based compensation expense, the cash expenses for the same periods are $989,781 compared to $795,344, an increase of $194,437 or 24%.

Two thirds of the increase between the two nine month periods was in the category of consulting fees and wages and benefits. The Company has retained more consultants and hired more employees based in our exploration office in Elko, Nevada.  The Company has increased its technical team and will continue to add staff and expand its administrative services as it continues to grow the size of the Company’s asset base of mineral exploration properties.  Golden Oak Corporate Services Ltd. (“Golden Oak”) was retained on February 1, 2006 to provide bookkeeping and financial reporting services and Doris Meyer, owner President of Golden Oak, was appointed Chief Financial Officer.   Golden Oak was paid $22,000 consulting fees in the current period.

Management fees increased from the comparative period primarily by an accrual of $31,186 owed to a company controlled by a common director, for services related to helping arrange the sale of investment stock held for sale by the Company.

Office rent, telephone, secretarial and sundry costs was the next most significant increase between the two nine month periods.  Fees paid to a company controlled by a director for rent, telephone, secretarial, website, internet and office services increased by $31,200 from the comparative period as reimbursement for additional space and personnel for the Vancouver office.  The remainder is the cost of opening and operating the Elko, Nevada exploration office.

Investor relation costs increased by $33,054 when comparing the two nine month periods.  The Company has launched an aggressive market awareness campaign that includes attendance at investor conferences in North America and Europe, a complete update of the Company’s web site, display booth graphics and most importantly the hiring of Fiona Grant as a full time investor relations liaison with the investment community.

In the nine months ended May 31, 2006 the Company received mineral property option payments totaling $226,665.  In accordance with the Company’s accounting policy, option payments received are first credited to the individual project’s mineral property

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

costs, next to that project’s deferred exploration expenditures before any remaining portion is recognized as revenue.  In the nine months ended May 31, 2006 the Company recognized $39,427 as mineral property option payments received in excess of cost.

The Company also received net proceeds of $311,861 in the nine month period from the sale of 7,734,000 common shares of Gulf Coast Oil and Gas (“GCOG” - formerly Otish Mountain Diamond Company).  At May 31, 2006 the Company owned 516,000 common shares of GCOG carried at a book value of $5,504 that by June 30, 2006 had been sold for net proceeds of $16,212.

In the nine month period ending May 31, 2006 the Company was unsuccessful in finding a partner to joint venture the Troy project and fund the exploration and the Company terminated this project and wrote off $65,953 of mineral property and deferred exploration costs.  The Company terminated the option to acquire the Sampson project and wrote off $1,730 of mineral property costs for that project.

The Company’s projects are at the exploration stage and have not yet generated any revenue to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated financial statements show all acquisition and exploration costs to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31 2006 $	Feb 28 2006 $	Nov 30 2005 $	Aug 31 2005 $	May 31 2005 $	Feb 28 2005 $	Nov 30 2004 $	Aug 31 2004 $
Interest income	53,593	27,938	20,655	31,947	3,406	12,180	435	4,867
Loss for the period	846,191	285,602	213,208	281,749	288,814	1,157,089	241,851	254,794
Basic and diluted loss per share	0.02	0.01	0.01	0.01	0.01	0.05	0.01	0.01

The Company is a development stage enterprise. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property and exploration costs.  The Company expenses its project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury determines the levels of exploration.

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2006 fiscal year with cash of $3,102,849.   In the nine months ended May 31, 2006, the Company expended $850,613 to operating activities, recovered $410,815 from investing activities and received $4,166,060 from financing activities to end the quarter with $6,829,111 in cash and cash equivalents.

The Company received $226,665 in option payments from joint venture partners, $311,861 from the sale of GCOG stock that was received as payment for a mineral property and expended only $127,711 on equipment, mineral property costs and deferred exploration on its projects for a net recovery of $410,815.  Joint venture partner expenditures on the Company’s projects are not reported in the Company’s accounts.

Financing activities raised a total of $4,166,060 including proceeds net of issue costs of $1,751,940 from a private placement of 2 million units closed on October 17, 2005, proceeds of $1,180,470 from the exercise of 2,286,000 stock options and proceeds of $1,233,650 from the exercise of 3,089,250 share purchase warrants.

At July 24, 2006 the Company has 3,133,250 outstanding share purchase warrants and 4,635,000 outstanding stock options that as they vest, and depending on the Company’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

The Company’s cash position at May 31, 2006 was $6,829,111 compared to $3,102,849 at August 31, 2005.

The Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

Miranda Gold Corp.

Management Discussion and Analysis for the nine months ending May 31, 2006

Containing information as at July 24, 2006

		Nine months ended May 31, 2006	Nine months ended May 31, 2005
Senate Capital Group Inc. – a company controlled by Dennis Higgs	Office rent, telephone, secretarial and office services	$105,054	$73,854
Ubex Capital Inc. – a company controlled by Dennis Higgs	Management Fees Commission on sale of GCOG shares	$56,500 $31,186	$54,200 $nil
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer	Consulting fees – bookkeeping, accounting, financial reporting services	$22,000	$nil

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of deferred exploration costs are described in note 5 and Schedule 1 to the unaudited interim financial statements for the nine months ended May 31, 2006.

Outstanding Share Data as at July 24, 2006

Authorized: an unlimited number of common shares without par value. As at July 24, 2006 the Company’s issued and outstanding common shares, common share purchase warrants and stock options is unchanged from May 31, 2006 as detailed in note 6 of the interim financial statements for the nine month period ending May 31, 2006.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Approved by the Board of Directors

July 24, 2006